               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*


                       Prodigy Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74283 P 10 7
                                 (CUSIP Number)

                                 Wayne A. Wirtz
                            SBC Communications Inc.
                                175 East Houston
                            San Antonio, Texas 78205
                                 (210) 351-3736
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 19, 1999
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


-------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 74283 P 107
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SBC Communications Inc.;  I.R.S. Identification No. 43-1301883
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     Not Applicable
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)           [  ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                      7.  SOLE VOTING POWER
  NUMBER OF               0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8.  SHARED VOTING POWER
  OWNED BY                40,809,411
   EACH               ----------------------------------------------------------
 REPORTING            9.  SOLE DISPOSITIVE POWER
   PERSON                 0
   WITH               ----------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     40,809,411 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                      [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


**See Item 4.

Item 1.  Security and Issuer.
         -------------------

         This statement (the "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Prodigy Communications Corporation ("Prodigy"), a Delaware corporation.

         The address of the principal executive office of Prodigy is: Prodigy Communications Corporation, 44 South Broadway, White Plains, New York 10601.

Item 2.  Identity and Background.
         -----------------------

         The principal business address of SBC Communications Inc., a Delaware corporation ("SBC"), is: 175 East Houston, San Antonio, Texas 78205. SBC is a communications holding company whose subsidiaries are engaged primarily in communications.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory director and executive officers, as applicable, of SBC is set forth in Exhibit A hereto. Except as otherwise indicated in Exhibit A hereto, each person listed in Exhibit A hereto is a citizen of the United States.

         (d)-(e) During the last five years, none of SBC or, to the knowledge of SBC, any of the persons listed on Exhibit A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         SBC acquired beneficial ownership of the 40,809,411 shares of Common Stock of Prodigy to which this Statement relates pursuant to (i) a Voting Agreement, dated as of November 19, 1999 (the "Voting Agreement"), among SBC, Carso Global Telecom, S.A. de C.V. ("Carso") and Telefonos de Mexico, S.A. de C.V. ("Telmex" and together with Carso, the "Stockholders"), (ii) an irrevocable proxy of Carso, dated November 19, 1999 (the "Carso Proxy"), which was delivered by Carso to SBC on November 19, 1999 in accordance with the Voting Agreement and
(iii) an irrevocable proxy of Telmex, dated November 19, 1999 (the "Telmex Proxy"), which was delivered by Telmex to SBC on November 19, 1999 in accordance with the Voting Agreement. For a description of the Voting Agreement, the Carso Proxy and the Telmex Proxy, see

"Item 4. Purpose of Transaction" below. Copies of the Voting Agreement, the Carso Proxy and the Telmex Proxy are filed as Exhibits B through D, respectively, hereto and Exhibits B through D are specifically incorporated herein by reference in response to this Item 3.

Item 4.  Purpose of Transaction.
         ----------------------

         (a)-(j) The purpose of SBC's acquisition of beneficial ownership of the 40,809,411 shares of Common Stock of Prodigy to which this Statement relates is to facilitate the consummation of the transactions contemplated by (i) an Investment, Issuance, Contribution and Assumption Agreement, dated as of November 19, 1999 (the "Investment Agreement"), by and among SBC, SBC Internet Communications, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of SBC ("SBC Sub"), Prodigy, Prodigy Transition Corporation, a Delaware corporation and a wholly-owned subsidiary of Prodigy ("Prodigy Sub"), and Prodigy Communications Limited Partnership, a Delaware limited partnership ("Operating Partnership"), pursuant to which SBC will acquire an approximate indirect 43% interest in Prodigy in exchange for the contribution of certain tangible and intangible assets, which will be used by Prodigy and Operating Partnership in the operation of its business, and (ii) a Strategic and Marketing Agreement, dated as of November 19, 1999 (the "Strategic Agreement") among SBC, SBC Sub, Prodigy and Operating Partnership, pursuant to which, among other things, (a) SBC's existing Internet customers will receive the Prodigy Internet service, (b) SBC has committed to procure for Prodigy additional Internet customers over a three-year period and (c) SBC has committed to market Prodigy's Internet services exclusively and not to market Internet services from any other Internet Service Provider for three years (subject to termination or extension in certain circumstances). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Investment Agreement, a copy of which is filed as Exhibit E hereto.

        Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship among SBC, Telmex and Carso under the Voting Agreement but is not an affirmation by SBC of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Act") and Rule 13d-5(b)(1) thereunder.

       In order to induce SBC and SBC Sub to enter into the Investment Agreement and the Strategic Agreement, Telmex and Carso entered into the Voting Agreement with SBC. Pursuant to the Voting Agreement, each of Telmex and Carso agreed, among other things, (i) to deliver to SBC an irrevocable proxy to Vote (as defined in the Voting Agreement) their Shares (as defined in the Investment Agreement) and any other shares of capital stock of Prodigy acquired by them after the date of the Voting Agreement and prior to the termination of the Voting Agreement in favor of adoption and approval of the

Investment Agreement, the Strategic Agreement and the transactions contemplated thereby, the Transactions (as defined in the Voting Agreement) and the Charter and By-Law Amendments (as defined in the Voting Agreement), (ii) against any action or agreement that would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions, (iii) against any action that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Prodigy or Operating Partnership under the Investment Agreement or the Strategic Agreement and (iv) except for the Transactions and the Investment Agreement, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Prodigy or its Subsidiaries. In addition, each of Carso and Telmex agreed not to transfer or otherwise dispose of any of their Shares, or any other shares of capital stock of Prodigy acquired by them after the date of the Voting Agreement and prior to the termination of the Voting Agreement.

       In addition, SBC agreed in the Voting Agreement to vote or cause any of its Subsidiaries to vote all shares of Class A Common Stock and Class B Common Stock owned or held of record by SBC or any of its Subsidiaries at any meeting of Prodigy stockholders held for such purpose in favor of electing up to three persons (subject to the provisions of the Voting Agreement) designated by the Stockholders as Class A Directors (as defined in the Restated Certificate of Incorporation) to the board of directors of Prodigy.

       In accordance with the Voting Agreement, on November 19, 1999, (i) Carso delivered to SBC the Carso Proxy in respect of the 29,396,911 shares of Common Stock of Prodigy owned of record by Carso on the date of the Voting Agreement and (ii) Telmex delivered to SBC the Telmex Proxy in respect of the 11,412,500 shares of Common Stock of Prodigy owned of record by Telmex on the date of the Voting Agreement, each of the Carso Proxy and Telmex Proxy to be exercised by SBC in accordance therewith.

       The transactions contemplated by the Investment Agreement and the Strategic Agreement are summarized as follows:

       On November 19, 1999, Prodigy and Prodigy Sub formed Operating Partnership, a new limited partnership of which Prodigy is the sole general partner. At the Closing, Prodigy will contribute substantially all of its operating assets and transfer its employees to the Operating Partnership. At the Closing, SBC Sub will contribute the Contributed Assets to the Operating Partnership in exchange for a number of Units of Operating Partnership equal to approximately 43% of the total number of Units in the Operating Partnership issued and outstanding immediately following the issuance to SBC Sub. Prodigy will retain an approximate 57% interest in the Operating Partnership.

       At the Closing, Prodigy will also issue to SBC Sub one share of Class B Common Stock in consideration of $100. Class B Common Stock will not be listed on the Nasdaq National Market or any other exchange. Shares of Class B Common Stock will be convertible at any time, on a one-for-one basis, into the same number of shares of Class A Common Stock. When transferred by SBC to any person or entity not affiliated with SBC, Class B Common Stock will automatically convert into Class A Common Stock. SBC will also have the right to exchange its Units in the Operating Partnership for shares of Class A Common Stock. Pursuant to the Amended and Restated Limited Partnership Agreement of Operating Partnership, SBC will be permitted to transfer its Units to any person as long as such person agrees to be bound by the Amended and Restated Limited Partnership Agreement.

       Prodigy's current stockholders will exchange their Prodigy Common Stock for Class A Common Stock. Prodigy will be a holding company whose sole assets will consist of rights under certain stock-related agreements and plans and the approximate 57% interest in the Operating Partnership and whose sole business will be to act as the sole General Partner of the Operating Partnership.

       Holders of Prodigy's Class A Common Stock will generally have rights identical to holders of Prodigy's Class B Common Stock, except that each holder of Class A Common Stock will be entitled to one vote per share and SBC Sub, the holder of Class B Common Stock, will be entitled to one vote for each share of Class B Common Stock held by it and one vote for each Unit held by it. Pursuant to Prodigy's Restated Certificate of Incorporation, SBC will have the right to directly elect three of Prodigy's nine directors. Otherwise, holders of Class A Common Stock and Class B Common Stock generally will vote together as a single class on all matters (including the election of the directors who are not elected directly by SBC) presented to the stockholders for their vote or approval except as otherwise required by applicable Delaware law or the Restated Certificate of Incorporation. Pursuant to Prodigy's Restated Certificate of Incorporation, SBC, by a vote of at least 75% of the Class B Common Stock, may, without a vote of the holders of the Class A Common Stock, approve a merger of Operating Partnership into Prodigy.

       Prior to or immediately following the Closing, Prodigy will establish an Executive Steering Committee (as defined in the Restated Certificate of Incorporation) of the board of directors of Prodigy. The Executive Steering Committee will consist of four members, two of whom will be selected by the Class B Directors (as defined in the Restated Certificate of Incorporation) elected by SBC and two of whom will be selected by the Class A Directors (as defined in the Restated Certificate of Incorporation) designated by Telmex and Carso. The purpose of the Executive Steering Committee will be to evaluate all major corporate actions of Prodigy and Operating Partnership, such as mergers, acquisitions, capital expenditures or borrowings in excess of $20 million (each a "Major Action"). Each Major Action will require the approval of the Executive Steering

Committee prior to being submitted for the approval of the board of directors of Prodigy. The Restated Certificate of Incorporation will also provide that major events, including the Major Actions, require the approval of the full board of directors of Prodigy.

       In connection with these transactions, Prodigy, Prodigy Sub and SBC Sub will enter into an Amended and Restated Limited Partnership Agreement, pursuant to which Prodigy will become the sole general partner of the Operating Partnership. As sole general partner of the Operating Partnership, Prodigy will have unilateral control over all of the affairs and decision making of the Operating Partnership (subject to the approval of SBC Sub, as limited partner, as to certain matters). As such, Prodigy, through the Executive Steering Committee, the board of directors of Prodigy and Prodigy's officers, will be responsible for nearly all operational and administrative decisions of the Operating Partnership and the day-to-day management of the Operating Partnership's business. Prior to being submitted to Prodigy's Board, all Major Actions of the Operating Partnership must be unanimously approved by the Executive Steering Committee. Furthermore, Prodigy cannot be removed as the sole General Partner of Operating Partnership without its approval, nor can Operating Partnership be dissolved without Prodigy's approval (subject to certain exceptions described in the Amended and Restated Limited Partnership Agreement).

       Upon issuance of the Units and the Class B Common Stock to SBC Sub at the Closing, the number of Units owned by Prodigy will equal the number of shares of outstanding Common Stock (as defined in the Restated Certificate of Incorporation) of Prodigy. After the Closing, the number of Units owned by Prodigy is intended to be at all times equal to the number of shares of outstanding Common Stock (as defined in the Restated Certificate of Incorporation) of Prodigy. The net cash proceeds received by Prodigy from any issuance of shares of Common Stock (as defined in the Restated Certificate of Incorporation), including with regard to the exercise of options warrants and other rights, shall be concurrently transferred to the Operating Partnership in exchange for Units equal in number to such number of shares of Common Stock (as defined in the Restated Certificate of Incorporation) issued by Prodigy.

       Pursuant to the Registration Rights Agreement, each of SBC and SBC Sub will be granted registration rights in respect of shares of Class A Common Stock issued or to be issued upon conversion of the share of Class B Common Stock and/or upon the exchange of Units.

       The transactions outlined above will be submitted for approval by Prodigy's stockholders and will be subject to regulatory approval and other customary conditions. Upon consummation of the transactions outlined above, SBC will initially hold an approximate 43% voting interest in Prodigy, and will have the right at any time to "collapse" the structure described above or exchange its Units in the Operating

Partnership for shares of Class A Common Stock, in order to hold a direct equity interest in Prodigy.

         The foregoing descriptions of the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, including the forms of the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Registration Rights Agreement, each such form being attached as an exhibit to the Investment Agreement, and the Strategic Agreement are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits B through F, respectively. Exhibits B through F are specifically incorporated herein by reference in response to this
Item 4.

         Except as set forth in this Statement, the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, including the forms of the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Registration Rights Agreement, each such form being attached as an exhibit to the Investment Agreement, and the Strategic Agreement, none of SBC or, to the best of SBC's knowledge, any of the individuals names in Exhibit A hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.
         -------------------------------------

         (a) Pursuant to the Voting Agreement, the Carso Proxy and the Telmex Proxy, SBC beneficially owns 40,809,411 shares of Common Stock of Prodigy representing, based on the information contained in Prodigy's quarterly report on Form 10-Q for the quarter ended September 30, 1999, approximately 63.7% of the outstanding shares of Common Stock of Prodigy.

         According to the filing on Schedule 13D, dated as of March 2, 1999 (the "Stockholders' 13D"), of each of Carlos Slim Helu ("Mr. Slim"), Carso and Telmex, Mr. Slim, a member of the Board of Directors of SBC, and members of his immediate family beneficially own 40,809,411 shares of Common Stock of Prodigy representing, based on the information contained in Prodigy's quarterly report on Form 10-Q for the quarter ended September 30, 1999, approximately 63.7% of the outstanding shares of Common Stock of Prodigy.

         Except as set forth in this Item 5, none of SBC or, to the best of SBC's knowledge, any of the individuals named in Exhibit A hereto beneficially owns any shares of Common Stock of Prodigy.

         (b) Pursuant to the Voting Agreement, the Carso Proxy and the Telmex Proxy, SBC has shared power to vote 40,809,411 shares of Common Stock of Prodigy with Carso and Telmex and, as a result of the Stockholders' 13D, may be deemed to have shared power to vote 40,809,411 shares of Common Stock of Prodigy with Mr. Slim.

         The following information contained in this Item 5(b) and attached as Exhibit G hereto with respect to Mr. Slim, Carso and Telmex consists of information contained in the Stockholders' 13D. While SBC has no reason to believe that such information was not reliable as of its date, SBC only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, SBC makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Schedule 13D shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of Mr. Slim, Carso or Telmex, which may affect the accuracy or completeness of such information.

         Mr. Slim, who filed on behalf of himself and members of his immediate family, has sole power to vote and sole power to dispose of 40,809,411 shares of Common Stock of Prodigy.

         Mr. Slim is a Mexican citizen whose business address is: Parque Via 190, Colonial Cuauhtemoc, 06599, Mexico, D.F., Mexico. His present principal occupation or employment is Chairman of Telmex and Carso.

         The principal business address of Carso is: Insurgentes Sur 1500, Colonia Pena Pobre, Tlalpan, Mexico D.F., 14060. Carso, a corporation organized under the laws of Mexico, is a holding company with interests in Prodigy and other telecommunications and media companies.

         The principal business address of Telmex is: Parque Via 190, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico. Telmex, a corporation organized under the laws of Mexico, is the leading provider of local and long distance telephone service in Mexico. The shares of Common Stock of Prodigy beneficially owned by Telmex are held by Sercotel, S.A. de C.V., a wholly-owned subsidiary of Telmex.

         The names, business addresses, occupations, and citizenship of the directors and executive officers of each of Carso and Telmex are set forth in Exhibit G hereto. None of Mr. Slim, Carso and Telmex nor to the best of their knowledge, any of the directors listed on Exhibit G hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         (c) Except with respect to the transactions contemplated by the Voting Agreement, the Telmex Proxy, the Carso Proxy, the Investment Agreement, including the forms of the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Registration Rights Agreement, each such form being attached as an exhibit to the Investment Agreement, and the Strategic Agreement, which are described in response to Item 4 above and incorporated herein by reference, none of SBC, or to the best of SBC's knowledge, any of the individuals named in Exhibit A hereto, has effected any transaction in Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, including the forms of the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Registration Rights Agreement, each such form being attached as an exhibit to the Investment Agreement, and the Strategic Agreement in Item 4 are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits B through F, respectively. Exhibits B through F are specifically incorporated herein by reference in answer to this
Item 5.

         (d) Except as set forth in this Item 5, no other person is known by SBC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of Prodigy beneficially owned by SBC.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to the Securities of the Issuer.
         -------------------------------

         See "Item 4. Purpose of Transaction" for a description of the Voting Agreement, the Carso Proxy, the Telmex Proxy, the Investment Agreement, including the forms of the Amended and Restated Limited Partnership Agreement, the Restated Certificate of Incorporation, the Amended and Restated By-Laws and the Registration Rights Agreement, each such form being attached as an exhibit to the Investment Agreement, and the Strategic Agreement, which are qualified in their entirety by reference to the respective agreements and documents, as the case may be, copies of which are filed hereto as Exhibits B through F, respectively. Exhibits B through F are specifically incorporated herein by reference in answer to this Item 6.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

       Exhibit A    Directors and Executive Officers of SBC Communications Inc.

       Exhibit B    Voting Agreement, dated as of November 19, 1999, among the undersigned stockholders of Prodigy Communications
                    Corporation and SBC Communications Inc.

       Exhibit C    Proxy, dated November 19, 1999, of Carso Global Telecom,
                    S.A. de C.V.

       Exhibit D    Proxy, dated November 19, 1999, of Telefonos de Mexico, S.A.
                    de C.V.

       Exhibit E    Investment, Issuance, Contribution and Assumption Agreement,
                    dated as of November 19, 1999, by and among SBC
                    Communications Inc., SBC Internet Communications, Inc.,
                    Prodigy Communications Corporation, Prodigy Transition
                    Corporation, and Prodigy Communications Limited
                    Partnership (certain schedules and exhibits omitted)

       Exhibit F    Strategic and Marketing Agreement, dated as of November 19,
                    1999, by and among SBC Communications Inc., SBC
                    Internet Communications, Inc., Prodigy Communications
                    Corporation, and Prodigy Communications Limited
                    Partnership (certain schedules and exhibits omitted)

       Exhibit G    Directors and Executive Officers of Carso Global Telecom,
                    S.A. de C.V. and Telefonos de Mexico, S.A. de C.V.

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 29, 1999

                                    SBC COMMUNICATIONS INC.



                                    By:  /s/ James S. Kahan
                                         ---------------------------------------
                                    Name:   James S. Kahan
                                    Title:  Senior Executive Vice President -
                                            Corporate Development